PART II — OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this preliminary offering circular is subject to completion or amendment. To the extent not already qualified under Regulation A, these securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Securities and Exchange Commission is qualified. This preliminary offering circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a final offering circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the final offering circular or the offering statement in which such final offering circular was filed may be obtained.

Preliminary Offering Circular	Date of May 22, 2026 -- Subject to Completion, Dated May 26, 2026

RECREATIVES INDUSTRIES, INC.

(A Nevada Corporation)

1936 59th Terrace East

Bradenton, Florida 34203

1-800-255-2511

www.maxatvs.com

Offering Total: $2,500,000

Up to a Maximum of 250,000,000 Common Shares

Offering Price: $0.01 to $0.05 per Share

The maximum number of shares is based on the lowest offering price of $0.01 per share. The actual number of shares sold will depend on the final offering price and may be as high as 250,000,000 shares if sold at $0.01 per share or as few as 50,000,000 shares if sold at $0.05 per share.

Offering Total: $2,500,000

Up to a Maximum of 250,000,000 Common Shares

Offering Price: $0.01 to $0.05 per Share

The maximum number of shares offered is based on the lowest offering price of $0.01 per share. The actual number of shares sold will depend on the final offering price and may be as few as 50,000,000 shares if sold at $0.05 per share or as many as 250,000,000 shares if sold at $0.01 per share.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to Other Persons
Per Share	$0.01 to $0.05	$0	$0.01 to $0.05	$0
Total Maximum	$2,500,000	$0	$2,500,000	$0

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements within the meaning of the federal securities laws. All statements in this offering circular other than statements of historical fact are forward-looking statements. These forward-looking statements are often identified by words such as “may,” “will,” “should,” “aim,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “project,” “could,” “would,” “continue,” or similar expressions, and variations or negatives of these words.

Forward-looking statements in this offering circular are based on our current expectations, estimates, assumptions, and projections about our business, the industry in which we operate, and general economic and market conditions. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, those described under “Risk Factors” and elsewhere in this offering circular.

You should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events, except as required by applicable law.

In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this offering circular may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

SUMMARY

 Recreatives Services, Inc. (RECX or the Company) is offering up to 250,000,000 shares of our common stock, par value $0.0001 per share, at a price of $0.01 to $0.05 per share, for maximum gross proceeds of $2,500,000. The actual number of shares sold will depend on the final offering price and may be as few as 50,000,000 shares if sold at $0.05 per share. The minimum investment is $2,500. The offering will commence upon qualification of the Offering Statement by the Securities and Exchange Commission and will terminate on the earlier of (i) twelve (12) months from the date of qualification, (ii) the date on which the maximum offering amount has been sold, or (iii) the date on which the offering is terminated by the Company in its sole discretion. We intend to use the net proceeds from this offering for the purposes described under “Use of Proceeds.” As of March 31, 2026, we had approximately 249,689,097 shares of common stock outstanding. After giving effect to the sale of the maximum aggregate offering amount, we would have approximately 299,689,097 to 499,689,097 shares of common stock outstanding, depending on whether the offering price is $0.05 or $0.01 per share.

THE OFFERING

Offering Terms
Securities Offered

Securities Offered: Up to 250,000,000 shares of common stock, par value $0.0001 per share, assuming a minimum offering price of $0.01 per share; the actual number of shares sold will depend on the final offering price and may be as few as 50,000,000 shares if sold at $0.05 per share.

Offering Price	At the price range of $0.01 per share to $0.05 per share.
Maximum Offering Amount	$2,500,000
Minimum Investment	$2,500
Offering Period	The offering will commence upon qualification of the Offering Statement by the Securities and Exchange Commission and will terminate on the earlier of (i) twelve (12) months from the date of such qualification, (ii) the date on which the maximum offering amount has been sold, or (iii) the date on which the offering is terminated by the Company in its sole discretion.
Use of Proceeds	See "Use of Proceeds" section
Outstanding Shares Before Offering	Approximately 249,689,097 shares of common stock as of March 31, 2026
Outstanding Shares After Offering	Approximately 299,689,097 to 499,689,097 shares, assuming the sale of the maximum aggregate offering amount of $2,500,000 at offering prices between $0.05 and $0.01 per share, respectively.

 RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with all other information in this Offering Circular, before making a decision to invest in our securities.

Risks Related to Our Business and Industry

Key person dependence

Our business is highly dependent on a limited number of key individuals, particularly Andrew Lapp, who serves as our primary officer, strategic leader, and principal driver of our MAX ATV business, and on the contributions of Matthew Baar and a small number of other key personnel. We have a limited management bench and no formal succession plan; if Mr. Lapp, Mr. Baar, or any other key member of management becomes unable or unwilling to continue in their current role, we could experience significant operational disruption, delays in executing our business plan, loss of key relationships, difficulty raising capital, and reduced market confidence, any of which could materially and adversely affect our business and the value of our common stock.

Cybersecurity and data protection risks

We rely on information technology systems, interconnected operational technology, third-party vendors, and cloud-based services for design, manufacturing, inventory management, financial reporting, and communications with customers, dealers, and suppliers. These systems may be vulnerable to cyberattacks, ransomware, phishing, supply-chain attacks, human error, and other security incidents that could disrupt production, compromise sensitive data, expose us to regulatory investigations or litigation, increase costs, and damage our reputation. Our cybersecurity resources, monitoring, and incident-response capabilities are limited relative to larger manufacturers, and a significant cyber incident could materially disrupt our operations and financial condition.

Risks related to international expansion and military or government contracts

As part of our growth strategy, we may seek to expand sales of MAX vehicles into Canada and other foreign markets and may pursue opportunities to sell to military, defense, or other governmental customers. International and government-related business can subject us to additional risks, including complex export and import controls, sanctions and trade compliance requirements, government procurement rules, changing defense priorities and budgets, foreign currency fluctuations, differing product standards and certification regimes, longer sales and payment cycles, political and regulatory uncertainty, and heightened reputational and compliance scrutiny. We may incur significant costs to adapt our products and operations to meet foreign or military specifications, and there is no assurance that we will be able to obtain, renew, or profitably perform any such contracts.

Intellectual property risks

Our competitive position depends in part on our MAX brand, trademarks, proprietary designs, manufacturing processes, software, and other trade secrets and know-how related to amphibious ATVs, some of which may not be protected by formal registrations or patents. We may be unable to prevent third parties from copying or reverse-engineering aspects of our products, misappropriating our trade secrets, or using confusingly similar marks, especially in foreign jurisdictions where enforcement may be more difficult. In addition, we could face claims that our products or branding infringe the intellectual property rights of others; any such claims, whether or not successful, could be costly to defend, could require us to redesign products, rebrand, obtain licenses on unfavorable terms, or stop selling certain products, and could materially adversely affect our business.

Risks of promotional stock activity or market manipulation

Microcap securities quoted on the OTC Pink market are especially vulnerable to promotional campaigns, stock touting, social-media driven trading, and other forms of market manipulation that can cause temporary spikes in trading volume and share price followed by sharp declines. Although we do not authorize or control any third-party promotions and intend to discourage manipulative or deceptive activity, we cannot prevent third parties from conducting promotional campaigns involving our stock. Any actual or perceived association with “pump-and-dump” schemes, misleading promotional materials, or other abusive trading practices could lead to extreme volatility in our stock price, regulatory or law-enforcement scrutiny, reputational damage, and significant losses for investors.

Tax risks and potential IRS challenges to valuation or transactions

We may engage in equity financings, stock-based compensation, debt restructurings, related-party transactions, and other arrangements that involve complex tax considerations and valuations. The Internal Revenue Service or state tax authorities could challenge our determinations of fair market value for equity awards or securities, the timing or deductibility of certain expenses, the characterization of particular instruments as debt or equity, the treatment of net operating losses, or other aspects of our tax positions. Any such challenge could result in additional tax liabilities, penalties, and interest, could adversely affect our cash flows, could create adverse tax consequences for our investors, and might require us to revise or restate prior financial information.

Risks related to marketing engagements and equity compensation to service providers

We expect to use equity-based compensation to attract and retain employees, consultants, and service providers and may engage third-party marketing, investor-relations, or advisory firms that receive stock, options, or other securities as part of their compensation. Grants of equity to service providers and promoters can create incentives to focus on short-term increases in our stock price rather than long-term value creation, contribute to perceptions of stock promotion or market manipulation, and result in dilution to existing shareholders if large blocks of shares become freely tradable and are sold into the market. If we do not properly structure, disclose, register or qualify, and account for these arrangements, we could face regulatory scrutiny, enforcement actions, stock exchange or OTC Markets concerns, or investor confusion regarding our true compensation costs and capital structure.

We have a history of losses and negative stockholders’ equity.

As of March 31, 2026, the Company had an accumulated deficit of approximately $2.7 million and negative stockholders’ equity. We generated a net loss of approximately $308,000 for the three months ended March 31, 2026, which includes a one-time inventory adjustment of approximately $122,000. Excluding this non-recurring adjustment, the Company’s net loss would have been approximately $186,000. Our ability to achieve profitability depends on successful execution of our growth plan and market acceptance of our products. There is no assurance we will achieve or maintain profitability.

We have substantial indebtedness and limited working capital.

As of March 31, 2026, we had total liabilities of approximately $1.8 million, including accounts payable of $478,000, accrued compensation of $222,000, loans payable of $480,000, and short-term notes payable of $366,000. Our current assets of approximately $510,000 may not be sufficient to satisfy current liabilities, and we will require additional capital to fund operations and growth.

Convertible Notes and Indebtedness

As of March 31, 2026, the Company had outstanding convertible promissory notes with an aggregate principal balance of approximately $194,079, excluding accrued interest. The notes were issued between January 2023 and January 2024 and carry stated interest rates ranging from 10% to 18% per annum.

The material terms of the Company’s convertible notes are summarized below:

•	Two notes issued on January 24, 2023 in the original principal amount of $18,500 each bear interest at 18% per annum and are convertible into shares of the Company’s common stock at a fixed conversion price of $0.0001 per share. One of these notes has had 167,500,000 shares converted to date, while the other has not been converted. Interest on one of these notes is no longer accruing on the remaining balance.

•	One note issued on November 11, 2023 in the original principal amount of $100,000 bears interest at 18% per annum and is convertible into shares of the Company’s common stock at a fixed conversion price of $0.06 per share. Total repayment under this note, including accrued interest, is capped at $150,000. No amounts have been converted under this note as of March 31, 2026.

•	One note issued on December 29, 2023 in the original principal amount of $45,079 (with an outstanding balance of approximately $53,891 as of March 31, 2026) bears interest at 10% per annum and is convertible into shares of the Company’s common stock at a fixed conversion price of $0.0001 per share. Approximately 12,000,000 shares have been converted under this note to date.

•	One note issued on January 8, 2024 in the original principal amount of $12,000 (with an outstanding balance of approximately $14,684 as of March 31, 2026) bears interest at 10% per annum and is convertible into shares of the Company’s common stock at a fixed conversion price of $0.0001 per share. No amounts have been converted under this note as of March 31, 2026.

None of the Company’s outstanding convertible notes include warrants or other derivative securities. All conversion features are based on fixed conversion prices.

The holders of the Company’s convertible notes include existing investors and strategic financing partners who have previously provided capital to support the Company’s operations. The Company believes these relationships align noteholders with the long-term success of the business. The Company is currently in discussions with certain noteholders regarding the potential repayment, restructuring, or settlement of outstanding balances, subject to the availability of capital and future financing activities.

In addition to the convertible notes described above, a majority of the Company’s loans payable are owed to ALGM Holdings LLC (“ALGM”), a non-affiliated financing partner that has provided capital to support the Company’s operations and capital expenditures. While certain of these obligations may not have fixed repayment schedules, the Company expects that repayment will be dependent on its financial performance, available cash flow, and future financing activities. There can be no assurance that the Company will be able to repay such obligations on favorable terms or at all.

The conversion of these notes into shares of common stock could result in significant dilution to existing stockholders, particularly for those notes with conversion prices significantly below the current market price of the Company’s common stock. However, the Company may elect to repay, restructure, or otherwise settle these obligations in cash or equity, which could reduce or eliminate potential dilution, although no assurances can be provided that such outcomes will occur.

We face going concern risks.

The Company's financial condition raises substantial doubt about our ability to continue as a going concern. Our continued existence depends on our ability to raise capital through this offering, generate sufficient revenue from operations, and manage our debt obligations. If we are unable to do so, we may be forced to curtail or cease operations.

We operate in a highly competitive industry.

The off-road vehicle (ORV) market is dominated by well-established competitors with significantly greater financial resources, brand recognition, manufacturing capacity, and distribution networks, including Polaris Inc., BRP (Can-Am), Honda, Yamaha, Kawasaki, Arctic Cat, John Deere, Kubota, and CF Moto. In the amphibious ATV segment specifically, our primary direct competitor is Argo, a Canadian manufacturer with an established dealer network and decades of market presence. We may not be able to compete effectively against these competitors.

Our success depends on market acceptance of amphibious ATVs.

Amphibious six-wheel-drive (6x6) all-terrain vehicles represent a niche market segment estimated at less than 5,000 units sold annually in North America, or approximately 0.5% of the overall ORV market of over 2,500,000 units per year. Our business plan depends on increasing awareness and adoption of amphibious ATVs beyond this niche, which may not occur.

We have limited operating history under current management.

Management acquired the MAX brand and assets in November 2021 and relaunched limited production in June 2024. We produced approximately 40 units in 2025 and have limited track record demonstrating our ability to scale manufacturing, establish a dealer network, and achieve target sales volumes of 136 units (2026), 340 units (2027), 800 units (2028), and 1,300 units (2029).

We depend on third-party suppliers and outsourced manufacturing.

We rely on outsourced production for substantially all vehicle components and subassemblies. Approximately 95% of our supply chain has been replaced with new vendors since acquiring the MAX brand. Any disruption in our supply chain—due to supplier financial difficulties, quality issues, delivery delays, or price increases—could materially harm our business. We do not have long-term supply agreements with most vendors.

We plan significant capital investments in fabrication equipment.

Our business plan includes approximately $253,000 of capital investment in fiber laser cutting systems, press brake equipment, CNC machining, powder coating, and tooling to bring component fabrication in-house. These investments carry execution risk, require skilled labor, and may not achieve anticipated cost savings or production efficiencies.

Our products are subject to warranty claims and product liability.

Off-road vehicles present inherent safety risks. Despite quality control efforts, our vehicles may contain defects, and operators may be injured in accidents. We provide product warranties and face potential product liability claims that could result in significant costs, reputational damage, and harm to our business. Our insurance coverage may be insufficient to cover all claims.

Risks Related to Our Growth Strategy

We have limited marketing and sales infrastructure.

Our growth plan assumes marketing expenditure of approximately $1,250 per vehicle sold, focusing on digital advertising, social media influencers, print publications, trade shows, and dealer support. We have limited experience executing marketing at this scale and no assurance these efforts will generate projected lead volumes or conversion rates.

We are dependent on establishing a dealer network.

Historically, the MAX brand operated with over 200 active dealers in North America. We are in the process of rebuilding this dealer network and have not yet signed significant dealer agreements. Our dual distribution model (factory-direct and dealer) requires managing channel conflict, establishing protected territories, maintaining dealer margins, and supporting dealer inventory and training. Failure to attract and retain dealers would significantly limit our market reach.

Our planned research and development initiatives may not succeed.

We plan to invest in development of (i) eight-wheel (8x8) vehicles, (ii) electric vehicle (EV) drivetrains, and (iii) hybrid electric models. These initiatives require significant capital investment, engineering expertise, regulatory approvals, and market acceptance. We have formed a strategic partnership with U.K.-based Agile Vehicle Technologies Limited (AVT) for EV development, but there is no assurance this partnership will produce commercially viable products, achieve performance targets, or gain market acceptance.

We may pursue acquisitions that could strain our resources.

Management's long-term plan includes potential acquisitions of complementary businesses, including a referenced "60-year-old brand of all-wheel drive off-road motorcycles." We have limited experience integrating acquisitions, and any acquisition could divert management attention, strain financial resources, fail to achieve anticipated synergies, or result in unforeseen liabilities.

Risks Related to Regulatory and Legal Matters

We are involved in active litigation.

Legal proceeding

Recreatives Industries, Inc. is a defendant in an action pending in the Circuit Court of the Twelfth Judicial Circuit in and for Manatee County, Florida, Case No. 2025-CA-000287, brought by Kurt E. Neubauer Jr., a former CEO of a predecessor entity, who seeks enforcement of a foreign judgment domesticated from a Texas court. The domesticated judgment arises from a 2018 Texas default judgment he surreptitiously obtained without any person then associated with the Company ever being noticed as to the suit, and the Company has moved to vacate the domesticated judgment in Florida on the grounds that service of process in the underlying Texas action was defective and that the judgment was procured through fraud on the court, depriving the Texas court of jurisdiction.

Our vehicles must comply with federal and state safety regulations.

Off-road vehicles are subject to federal regulations administered by the Consumer Product Safety Commission (CPSC), National Highway Traffic Safety Administration (NHTSA), and Environmental Protection Agency (EPA), as well as state-level safety and emissions standards. Changes in regulations or failure to maintain compliance could require costly product modifications, limit our ability to sell in certain markets, or result in recalls and penalties.

Environmental regulations may increase our costs.

Manufacturing operations are subject to federal, state, and local environmental laws governing air emissions, water discharge, hazardous materials handling, and waste disposal. Our planned in-house fabrication and powder coating operations may trigger additional permitting requirements and compliance costs. Violation of environmental laws could result in fines, remediation costs, and reputational harm.

Risks Related to Our Capital Structure and This Offering

Management has significant voting control.

Andrew Lapp, our CEO and President, beneficially owns 100,000 shares of Series A Preferred Stock and approximately 72.9 million shares of common stock. Each share of Series A Preferred Stock carries voting rights equal to three times the sum of all common shares outstanding plus cumulative voting rights of all preferred shares, divided by the number of Series A Preferred shares outstanding. This super-voting structure gives Mr. Lapp effective control over all matters requiring stockholder approval, including election of directors, amendments to articles of incorporation, mergers, and asset sales. Public stockholders will have limited ability to influence corporate governance.

This offering will significantly dilute existing stockholders.

This offering will significantly dilute existing stockholders. Depending on the final offering price, we may issue from 50,000,000 shares to 250,000,000 shares of common stock in order to raise the maximum aggregate offering amount of $2,500,000. As a result, the number of shares of our common stock outstanding after the offering would increase from 249,689,097 shares as of March 31, 2026 to between 299,689,097 shares and 499,689,097 shares, assuming no other issuances. The amount of dilution experienced by investors and existing stockholders will depend on the final offering price and the number of shares sold in the offering. (Though this is mitigated by conversion price floors and anti-dilution protections).

Our stock price is volatile and thinly traded.

Our common stock trades on the OTC Pink market with limited liquidity and high volatility.

Our common stock is quoted on the OTC Pink market, which is characterized by limited liquidity, wide bid-ask spreads, and significant price volatility. As a result, investors may have difficulty buying or selling shares at quoted prices or within a reasonable period of time, and small trades can cause disproportionately large price movements.

Over the most recent 12-month period reported, our stock traded in a wide 52-week range between approximately $0.0980 and $0.0028 per share and experienced an approximate 52-week price change of -68.66%, compared to a positive 12.81% 52-week change for the S&P 500 Index. Our shares also exhibit a reported 5-year monthly beta of approximately -2.23, indicating that the price of our common stock has historically been highly volatile and may move sharply and unpredictably relative to broader market indices.

Trading volume in our common stock is relatively low, with an average daily trading volume of approximately 2.12 million shares over the prior three-month period and approximately 872,270 shares over the prior ten-day period, which may not be sufficient to support large transactions without materially impacting the market price. As of the most recent data reported, we had approximately 198.19 million shares outstanding and an estimated public float of approximately 11.67 million shares, and no reported institutional or insider ownership, which further constrains available liquidity and may contribute to volatility.

Future capital raises may further dilute stockholders.

Even with proceeds from this offering, we will likely require additional capital to fund operations, execute our growth plan, and pursue potential acquisitions. Management's plan contemplates a subsequent capital raise of $1.25 million in 2027 for R&D initiatives, and potentially $7 million for property acquisition, factory expansion, and strategic acquisitions. Future equity financings will dilute existing stockholders, and future debt financings may impose restrictive covenants or priority payment obligations.

We do not intend to pay dividends.

We have never declared or paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We intend to retain all earnings to finance operations and growth. Investors seeking dividend income should not purchase our securities.

There are restrictions on resale of securities purchased in this offering.

There are restrictions on resale of securities purchased in this offering. Although securities issued in a Regulation A Tier 1 offering are not considered “restricted securities” under Securities Act Rule 144 and, therefore, are generally freely transferable by persons who are not affiliates of the issuer, any resale of such securities remains subject to applicable federal and state securities laws, including state “blue sky” registration or exemption requirements in the jurisdictions where resales occur. In this Tier 1 Regulation A offering by Recreatives Industries, Inc. (RECX), the shares of common stock being offered will, upon issuance, be eligible for resale as freely tradable securities to the extent that: (i) the offering statement has been qualified by the Securities and Exchange Commission, and (ii) the offering has been registered or qualified, or an applicable exemption is available, under the securities (blue sky) laws of the individual states in which the shares are offered and sold.

However, while we do not expect to impose any contractual lock-up or issuer-imposed transfer restrictions on the shares sold in this offering, investors may, in practice, experience limitations on their ability to resell their shares due to the need to comply with state law registration or exemption requirements, the absence of an active trading market, and the OTC Pink market’s limited liquidity, which may make it difficult to locate buyers or to sell shares without materially affecting the market price. Affiliates of the Company (including our directors, executive officers, and significant shareholders) will remain subject to applicable limitations on resales under the federal securities laws, including volume and manner-of-sale limitations and other conditions that may apply to “control” securities, but such limitations arise from their status as affiliates and not from the Tier 1 Regulation A exemption itself.

Risks Related to Uplisting Plans

We may not achieve our goal of uplisting to a national exchange.

Management intends to pursue uplisting from OTC Pink to OTCQB, then OTCQX, and ultimately to a national exchange such as Nasdaq Capital Market or NYSE American. This multi-year process requires (i) completion of PCAOB audits for multiple years, (ii) establishment of independent board governance, (iii) potentially a reverse stock split to meet minimum bid price requirements (typically $4.00 for Nasdaq), (iv) meeting minimum market capitalization and public float requirements, and (v) an underwritten public offering to establish market value of unrestricted publicly held shares (MVUPHS). There is no assurance we will meet these requirements or successfully uplist.

Uplisting will significantly increase our costs.

Uplisting our common stock from the OTC Pink market to a national securities exchange such as the Nasdaq Capital Market would significantly increase our ongoing costs and require us to achieve and maintain full SEC reporting and PCAOB-audited financial statements, which we do not currently have. We expect that we would need to incur substantial one-time and recurring expenses, including PCAOB-compliant audits of our financial statements (which for smaller OTC-quoted companies typically range from approximately $45,000 to $250,000+ per year, and could be higher given our current unaudited status and any required catch-up audits), additional internal accounting and finance personnel, and expanded internal controls over financial reporting. We would also expect to incur significant legal and regulatory compliance costs (which for a small uplisting company can reasonably be expected to reach several hundred thousand dollars when including exchange listing counsel, SEC and exchange filings, and blue sky matters), higher D&O insurance premiums associated with exchange-listed status, and underwriter or placement agent discounts and commissions that customarily range around 7–8% of the gross proceeds of a firm-commitment underwritten offering, if any. In addition, Nasdaq charges both initial listing fees and ongoing annual “all-inclusive” listing fees, with current annual fees for smaller equity issuers generally in the range of approximately $53,000 to $86,000 depending on shares outstanding, plus separate initial listing and application fees that can be in the tens of thousands of dollars. These incremental costs would place a substantial strain on our limited financial and management resources, and there can be no assurance that any attempt to uplist would be successful or that, even if successful, the benefits of an exchange listing would outweigh the significant ongoing costs.

DILUTION

The following table illustrates dilution to new investors assuming the sale of 25%, 50%, 75% and 100% of the maximum aggregate offering amount in this offering. Because this offering is being made at a price range of $0.01 to $0.05 per share, the table below is presented using the midpoint price of $0.03 per share solely for illustration. Actual dilution will depend on the final offering price and the number of shares sold.

	25%	50%	75%	100%
Shares sold in this offering	20,833,333	41,666,667	62,500,000	83,333,333
Public offering price per share	$0.03	$0.03	$0.03	$0.03
Gross offering proceeds	$625,000	$1,250,000	$1,875,000	$2,500,000
Shares outstanding at March 31, 2026	249,689,097	249,689,097	249,689,097	249,689,097
Net tangible book value as of March 31, 2026	$(918,914)	$(918,914)	$(918,914)	$(918,914)
Net tangible book value per share as of March 31, 2026	$(0.00368)	$(0.00368)	$(0.00368)	$(0.00368)
Net offering proceeds	$620,000	$1,240,000	$1,860,000	$2,480,000
As adjusted net tangible book value after this offering	$(298,914)	$321,086	$941,086	$1,561,086
Shares outstanding after this offering	270,522,430	291,355,764	312,189,097	333,022,430
As adjusted net tangible book value per share after this offering	$(0.00110)	$0.00110	$0.00301	$0.00469
Dilution per share to new investors	$0.03110	$0.02890	$0.02699	$0.02531
Increase in net tangible book value per share attributable to new investors	$0.00258	$0.00478	$0.00669	$0.00837

(1) Based on net tangible book value (deficit) of $(918,914) as of March 31, 2026 and 249,689,097 shares of common stock outstanding as of that date.

DISTRIBUTION

Offering Method: Best efforts offering by Company by communications to existing shareholders and as allowed through social media, and direct mailers, and through company owned online platform.

Underwriting/Placement Agent: There is no underwriter or a placement agent.

Commissions and Fees: There are no agreements for finders fees or commissions.

No Escrow: The Company has a separate account at an FDIC dedicated account for the receipt of the subscription amounts, to be overseen by outside counsel.

Subscription Process: Investors will be allowed to review the offering materials ona dedicated web site, that is secured by password, where the offering materials and subscription agreement may be downloaded, reviewed and executed and returned via electronic of physical mail delivery to the Company. The investors will be directed to make investment deposits to the designated account by wire/ACH/check payment, with a minimum investment amounts of $2,500.00, after satisfying suitability requirements.

Sales Timeline: It is expected from the time of subscription to acceptance to be 3-5 days for review and approval.

Market Making and Stabilization: There are no such agreements or processes in place.

Regulation A Selling Restrictions: Regulation A Selling Restrictions. This offering is being conducted as a Tier 1 offering under Regulation A, and the securities being offered are “covered securities” under federal law. As a result, the offering is subject to separate state blue sky registration or qualification requirements, although certain states may require issuer or intermediary notice filings, consent-to-service filings, or fees in connection with offers or sales in those states. Secondary trading of our common stock on the OTC markets may still be subject to state securities law requirements applicable to broker-dealers and to resales by affiliates, including compliance with Rule 144 and any applicable notice or filing requirements under state law.

Ongoing Reporting Tier. This is a Tier 1 Regulation A offering. As a Tier 1 issuer, we will be subject to the ongoing reporting obligations set forth in Rule 257 of Regulation A, including the requirement to file with the SEC an exit report on Form 1-Z (unless the offering is fully registered under the Securities Act), together with any other reports required by Rule 257, all of which will be filed electronically on EDGAR and made available to investors. These reporting obligations will continue only for so long as we are required to comply with Regulation A’s limited ongoing reporting regime for Tier 1 offerings and will cease once we are permitted to and do properly terminate or suspend such reporting in accordance with Rule 257.

USE OF PROCEEDS

Gross Proceeds (Maximum Offering): $2,500,000: The maximum aggregate gross proceeds of this offering are $2,500,000. Because this offering is being made at a price range of $0.01 to $0.05 per share, the number of shares sold to generate such proceeds will vary depending on the final offering price.

Estimated Offering Expenses: Approximately $20,000 (including legal, accounting, filing fees, printing, and marketing materials)

Net Proceeds to Company: $2,480,000

The Company intends to use net proceeds to scale production, strengthen its balance sheet, expand market presence, and support general corporate purposes. Management retains discretion to reallocate proceeds among the categories below based on operational needs, production demands, and market conditions.

Allocation of Net Proceeds

Category	Amount	% of Total
Operating Capital Runway	$357,120	14.4%
Payables & Debt Retirement	$496,000	20.0%
Production Inventory	$471,200	19.0%
Fabricating Equipment & Tooling	$252,960	10.2%
Marketing & Demand Generation	$173,600	7.0%
Accounting, Legal & Compliance	$114,080	4.6%
Headcount Expansion	$183,520	7.4%
General Working Capital	$431,520	17.4%
TOTAL	$2,480,000	100.0%

Detailed Use of Proceeds by Category

1. Operating Capital Runway (approx. $357,000)

Supports approximately eight months of baseline operating expenses, including rent, utilities, insurance, and essential personnel. Operating expenses are expected to increase as production and marketing scale. Working capital may supplement operating needs as required.

2. Payables & Debt Retirement (approx. $496,000)

•	Reduction of accounts payable and trade liabilities to suppliers

•	Strengthening supplier relationships and payment terms

•	Settlement or restructuring of convertible notes and other obligations

•	Intended to reduce dilution risk from debt conversion and improve balance sheet

The Company intends to use approximately $496,000 of the net proceeds from this offering to reduce outstanding liabilities, improve its balance sheet, and mitigate potential dilution associated with convertible debt instruments. Management believes that reducing these obligations will enhance supplier relationships, improve working capital flexibility, and position the Company for scalable growth.

The Company currently anticipates allocating these funds as follows:

•	ALGM Holdings LLC – Loans Payable (approximately $300,000)

The Company intends to repay approximately $300,000 of outstanding loans payable to ALGM Holdings LLC. These obligations are non-convertible, unsecured, and do not carry a stated interest rate or fixed maturity date. ALGM Holdings LLC has been a primary funding source for the Company, providing capital for operations, equipment purchases, and working capital on flexible terms. While there are no formal repayment terms, the Company intends to prioritize repayment of these obligations as part of strengthening its balance sheet.

•	James Baar (individual lender) – Loan Repayment (approximately $60,000)

The Company intends to repay approximately $60,000 owed to James Baar pursuant to a promissory note dated September 6, 2024. The note carries an interest rate of 10% per annum and matures on September 5, 2026, with monthly installment payments beginning September 2025. The note is unsecured and may be prepaid without penalty.

•	Elias and Campbell LLC – Loan Repayment (approximately $100,000)

The Company intends to repay approximately $100,000 of a promissory note issued July 11, 2025 to Elias and Campbell LLC, an entity managed by Gene Deiter. The note bears interest at 9% per annum, requires monthly interest-only payments, and matures on July 10, 2026, at which time the principal balance is due in full. The note is unsecured and may be prepaid without penalty.

•	ALGM Holdings LLC – Convertible Note Retirement (approximately $36,000)

The Company intends to allocate approximately $36,000 to repurchase and retire one outstanding convertible promissory note originally issued on January 24, 2023. The note has a principal amount of $18,500 and accrues interest, and is convertible into shares of the Company’s common stock at a conversion price of $0.0001 per share.

If converted in full, including accrued interest, this note could result in the issuance of over 180,000,000 shares of common stock. Retirement of this note is expected to significantly reduce potential dilution to existing and future stockholders.

The Company may adjust the allocation of proceeds among these uses based on negotiations with creditors, timing of cash flows, and operational priorities. In certain cases, the Company may seek to restructure or settle obligations on terms that are more favorable than full repayment.

Certain of the foregoing obligations are owed to parties that have provided ongoing financial support to the Company and may be considered related parties. These lenders have historically been flexible and supportive of the Company’s growth, including willingness to extend or modify repayment terms as needed. Management believes all such transactions have been conducted on terms reasonable under the circumstances.

These lenders are long-time supporters of the Company and are not institutional or short-term financing providers.

Overall, management believes that reducing these liabilities will strengthen the Company’s financial position, reduce interest expense, and meaningfully decrease the potential for future dilution from convertible instruments.

3. Production Inventory (approx. $472,500)

•	Supports production of MAX 2, MAX 4, and Buffalo Truck models

•	Maintains a rolling 3–6 month inventory position

•	In-house fabrication will reduce reliance on pre-fabricated components

•	Improves capital efficiency and reduces lead times

•	Supplier blanket purchase orders reduce upfront inventory burden

4. Fabricating Equipment & Tooling (approx. $253,000)

•	Fiber laser cutting systems

•	Press brake equipment

•	CNC machining and drilling equipment

•	Powder coating and finishing equipment

•	Tooling, fixtures, and jigs

•	Expected to reduce cost of goods sold (COGS) and improve production efficiency

5. Marketing & Demand Generation (approx. $174,000)

•	Digital advertising (Meta/Facebook, Google, Instagram, TikTok)

•	Trade shows and industry events

•	Influencer partnerships and organic content creation

•	Professional video production (including "Will It or Won't It?" series)

•	Website optimization and SEO

•	Print advertising in outdoor and powersports publications

•	Supports unit sales growth, dealer acquisition, and brand visibility

6. Accounting, Legal & Compliance (approx. $114,000)

•	Accounting and financial reporting

•	Reg A preparation and ongoing SEC compliance

•	Legal services and corporate governance

•	OTCQB uplisting fees and related costs

•	Ongoing reporting and regulatory requirements

7. Headcount Expansion (approx. $184,000)

•	Parts and operations personnel

•	Sales and dealer support roles

•	Administrative and bookkeeping staff

•	Hiring phased based on production and revenue growth

8. General Working Capital (approx. $432,000)

•	Operational flexibility and contingencies

•	Supplement other categories if needed

•	Support near-term growth opportunities

•	Provides liquidity during production ramp

DESCRIPTION OF BUSINESS

Overview

Recreatives Industries, Inc. ("RECX") is the manufacturer of MAX amphibious six-wheel-drive (6x6) all-terrain vehicles, originally manufactured by Recreatives Industries Inc. of Buffalo, NY, from 1970 to 2013. RECX acquired the MAX brand, intellectual property, and production assets in November 2021 and relaunched production in June 2024 and set up manufacturing and assembly at a leased facility in Bradenton, Florida.

The Company manufactures amphibious all-terrain vehicles capable of traversing extreme terrain—mud, swamps, sand, snow, and water—serving recreational users (hunting, fishing, outdoor recreation), utility applications (land management, agriculture, emergency access), and potential commercial/government markets (public safety, rescue, military).

RECX's mission is to offer extraordinary off-road mobility by manufacturing vehicles with unique design features that provide exceptional capability to traverse terrain impassable to conventional ATVs and side-by-side vehicles.

The MAX Product Line

MAX 2: Two-passenger amphibious 6x6 ATV. Retail price: $14,979. The smallest and most agile MAX model, serving as the company's volume production vehicle for 2024-2026. Features skid-steering, amphibious capability, and low ground pressure. Comparable to Argo Frontier 700 (MSRP $15,599).

MAX 4: Four-passenger amphibious 6x6 ATV. Larger capacity model for families and commercial use. Planned relaunch for summer of 2026.

Buffalo Truck: Utility-oriented amphibious 6x6 with dump bed for work applications. Planned relaunch for summer of 2026.

Future Development: Management plans to develop (i) eight-wheel (8x8) models with increased passenger and cargo capacity, (ii) electric vehicle (EV) variants with battery-electric drivetrains, and (iii) hybrid electric models. These initiatives are in early development stages and subject to significant technical, regulatory, and capital requirements.

Competitive Advantages

•	Amphibious Capability: Vehicles float and can traverse water at 3-6 mph, providing safety when crossing wetlands and access to areas inaccessible to conventional ATVs.

•	Skid-Steering Maneuverability: Vehicles steer like tracked equipment (bulldozers), enabling tight turns and superior maneuverability vs. traditional front-wheel steering.

•	Low Ground Pressure: Six powered wheels with large low-pressure tires distribute weight, minimizing environmental impact and enabling travel over soft terrain (mud, snow, sand) where conventional vehicles would bog down.

•	Non-Differential Drive: Continuous power to all wheels provides superior traction vs. differential-based systems used by competitors.

•	Proven Design and Brand Heritage: 57-year brand history (1969–present) with devoted customer base and established reputation for durability and capability.

Industry Overview

The off-road vehicle (ORV) industry comprises approximately 2,500,000 plus units sold annually worldwide, with approximately 76% of sales in North America. The industry is dominated by four-wheel ATVs and side-by-side vehicles (UTVs) from manufacturers including Polaris, BRP/Can-Am, Honda, Yamaha, Kawasaki, Arctic Cat, John Deere, Kubota, and CF Moto.

Amphibious six-wheel and eight-wheel ATVs represent a niche segment estimated at less than 5,000 units annually (less than 0.5% market share), with two primary competitors: MAX (U.S.-based) and Argo (Canadian-based). Historical MAX sales peaked at approximately 1,300 units per year under prior ownership.

The global off-road vehicle (ORV) market is a mature but growing category, estimated at roughly USD 22–25 billion in 2024 and projected to reach approximately USD 30–47 billion by 2030–2034, implying a mid-single to high-single digit CAGR driven by recreation, utility, and military demand. Within this, all-terrain vehicles (ATVs) and utility terrain vehicles (UTVs/side-by-sides) represent a multibillion-dollar global segment, with the dedicated ATV market alone estimated around USD 4.5–6.3 billion in 2024 and expected to grow at roughly 3.9–8.4% annually through 2032–2033. North America remains the dominant region, accounting for a significant share of global ORV sales; U.S. off-road vehicle revenues are estimated at about USD 11.3 billion in 2024, growing to roughly USD 17.7 billion by 2034 at a 4.6% CAGR. Amphibious land-and-water ATVs, typified by six- and eight-wheel platforms from MAX and Argo, constitute a niche but expanding sub-market: recent industry analyses size the global amphibious ATV market at approximately USD 2.9–4.0 billion in 2023–2024, with forecasts to USD 6.5–7.7 billion by 2030–2035 at 8.5–9.5% CAGRs, driven by recreation, commercial, defense, and emergency-response applications. These vehicles appeal to specialized customer segments including outdoor enthusiasts, hunting/fishing users, rural landowners, utility and infrastructure operators, defense and security agencies, and search-and-rescue organizations, who value amphibious capability, low ground pressure, and multi-passenger utility.

Given that amphibious ATVs still represent well under 1% of total ORV unit volumes but address multi-billion-dollar revenue pools, management believes the addressable market for an upgraded MAX line—leveraging expanded dealers, targeted marketing, and differentiation around amphibious performance and maneuverability—could reasonably scale into the low- to mid-thousands of units annually over time, supporting meaningful share capture within this specialized category.

Management believes significant untapped market potential exists through increased marketing, expanded dealer network, and product differentiation highlighting amphibious capability and superior maneuverability.

Sales and Marketing Strategy

The Company employs a dual distribution model:

Factory Direct Sales: Company sells directly to end consumers outside of dealer-protected territories, enabling higher margins on direct sales.

Dealer Network: Company is rebuilding a North American dealer network (historically 200+ dealers). Dealers provide test-drive opportunities, local service, and faster order-to-delivery cycle. Dealers receive protected territories and wholesale pricing that allows reasonable retail margins.

Marketing Budget: $1,250 per vehicle sold, allocated to:

•	Digital advertising (Google, Meta, TikTok, Instagram)

•	Influencer partnerships and user-generated content

•	"Will It or Won't It?" video series showcasing vehicle capability

•	Trade shows and industry events

•	Print advertising (Popular Mechanics, Outdoor Life, American Hunter, Field & Stream)

•	Dealer support materials and co-op advertising

Target Lead Generation: Historical closing ratio of 75–140 inquiries per sale for factory-direct; 25–47 inquiries per sale through dealers (due to test-drive availability).

Manufacturing and Supply Chain

RECX currently operates a hybrid manufacturing model, combining outsourced component production with in-house assembly at its Bradenton, Florida facility. The Company sources substantially all major components and subassemblies from third-party suppliers and performs final vehicle assembly, quality control, and testing internally.

Since acquiring the MAX brand and assets in 2021, the Company has substantially rebuilt its supply chain, replacing approximately 95% of legacy suppliers with new vendors. This transition has enabled improved cost control, supplier alignment, and production flexibility, although it also introduces ongoing supplier management and execution risk.

Assembly Operations

The Company operates from an approximately 8,000 square-foot facility in Bradenton, Florida, which serves as its corporate headquarters, assembly plant, and parts distribution center. Current operations are sized to support early-stage production volumes, with the ability to scale throughput through process improvements, labor additions, and incremental equipment investment.

Management is evaluating future expansion into a larger facility (approximately 30,000 square feet) to support increased production capacity, vertical integration, and long-term growth. Any such expansion would require additional capital and is not dependent on the completion of this offering.

Supply Chain Strategy

The Company utilizes a distributed supplier network for key components, including:

•	Engines and powertrain components
•	Driveline and mechanical systems
•	Formed and fabricated metal components
•	Plastic body components and materials
•	Electrical systems and controls

The Company generally does not maintain long-term supply agreements with most vendors and instead relies on purchase orders and ongoing supplier relationships. While this provides flexibility, it also exposes the Company to risks related to pricing volatility, lead times, and supplier performance.

To mitigate these risks, the Company is implementing:

•	Vendor diversification across key components
•	Blanket purchase order arrangements to secure production capacity
•	Ongoing evaluation of domestic vs. international sourcing
•	Inventory planning to support a targeted 3–6 month production horizon

In-House Fabrication and Vertical Integration

A core component of the Company’s growth strategy is the progressive insourcing of key fabrication processes, including:

•	CNC machining and drilling
•	Fiber laser cutting
•	Press brake forming
•	Powder coating and finishing
•	Custom tooling, fixtures, and jigs

Proceeds from this offering are expected to fund the acquisition of fabrication equipment necessary to support this transition.

Management believes this vertical integration strategy will:

•	Reduce cost of goods sold (COGS) through elimination of third-party margins
•	Improve production speed and lead times by reducing supplier dependency
•	Enhance quality control and consistency across components
•	Protect proprietary designs and manufacturing processes
•	Increase flexibility in prototyping, product development, and customization

The Company expects that, as fabrication capabilities are brought in-house, it will be able to operate with lower inventory requirements and improved capital efficiency compared to a fully outsourced model.

Production Scaling Strategy

The Company’s manufacturing model is designed to scale in phases:

1.	Current Phase (2024–2026): Low-to-moderate volume production utilizing outsourced components and in-house assembly
2.	Near-Term Phase (2026–2027): Introduction of in-house fabrication capabilities and improved process efficiency
3.	Growth Phase (2027+): Expanded facility, increased automation, and higher production volumes across multiple product lines

This phased approach is intended to minimize upfront capital requirements while allowing production capacity to scale in alignment with demand.

Operational Risks

The Company’s manufacturing and supply chain operations are subject to a number of risks, including:

•	Dependence on third-party suppliers for critical components
•	Potential supply chain disruptions, delays, or cost increases
•	Execution risk associated with implementing in-house fabrication
•	Need for skilled labor to operate advanced manufacturing equipment
•	Capital requirements associated with scaling production

While management believes its strategy provides a pathway to improved efficiency and margins, there can be no assurance that these initiatives will be successfully implemented or achieve the intended results.

Intellectual Property

The Company’s intellectual property consists of a combination of trademarks, proprietary designs, trade secrets, manufacturing know-how, and physical production assets associated with the MAX amphibious all-terrain vehicle product line. While certain elements of the Company’s intellectual property are not currently protected by patents, management believes that the combination of brand identity, proprietary designs, and manufacturing processes provides meaningful competitive differentiation.

Trademarks and Brand

The Company owns trademark rights associated with its branding and product offerings. These include:

•	“RECREATIVES” – Registered trademark (U.S.), Serial No. 98462989

•	“SPRINGER” – Trademark application pending (U.S.), Serial No. 99620425

The “SPRINGER” mark is associated with the Company’s independent suspension system for amphibious 6x6 all-terrain vehicles, which is expected to be introduced commercially in 2026.

In addition to formal registrations, the Company utilizes brand assets associated with the MAX product line, which has been in continuous use since 1969. The Company relies on a combination of common law trademark rights, domain ownership (including www.maxatvs.com), and ongoing commercial use to protect its brand identity. The Company may pursue additional trademark registrations in the United States and internationally as it expands its operations.

Proprietary Designs and Engineering

The Company owns and utilizes a library of proprietary vehicle designs, including:

•	Body designs and configurations for MAX 2, MAX 4, and Buffalo Truck models
•	Amphibious hull designs enabling water operation
•	Frame geometry, chassis layout, and drivetrain integration
•	Component fitment, mounting systems, and structural configurations

These designs are maintained internally through CAD files, engineering drawings, and technical specifications. While not currently protected by issued patents, these designs represent significant accumulated engineering knowledge and are not publicly disclosed in full detail.

Trade Secrets and Know-How

A substantial portion of the Company’s intellectual property consists of trade secrets and proprietary know-how, including:

•	Bill of materials (BOM) optimization and cost structure
•	Supplier relationships and vendor-specific component configurations
•	Assembly processes and production workflows
•	Vehicle performance tuning and setup configurations
•	Fabrication methods and manufacturing efficiencies

The Company seeks to protect this information through restricted internal access, operational controls, and confidentiality practices. However, there can be no assurance that such measures will fully prevent unauthorized use or disclosure.

Tooling, Molds, and Production Assets

The Company owns or controls certain physical production assets that represent an important form of intellectual property, including:

•	Thermoforming molds used to manufacture MAX vehicle bodies
•	Tooling, fixtures, and jigs used in assembly and fabrication
•	Production-specific configurations embedded in manufacturing processes

These assets are critical to the Company’s ability to produce its vehicles and may serve as a practical barrier to entry for competitors seeking to replicate similar products.

Patent Strategy and Product Development

The Company is actively developing new product features and technologies, including its Springer independent suspension system, which is expected to be introduced in 2026. Management intends to evaluate patent protection for this suspension system and other future innovations, although no patents have been filed or issued as of the date of this Offering Circular.

There can be no assurance that any future patent applications will be filed, granted, or provide meaningful protection.

Third-Party Components and Licenses

The Company incorporates third-party components, including engines and drivetrain elements, into its vehicles. The Company does not rely on any single exclusive license for core vehicle functionality and instead integrates commercially available or supplier-provided components into its proprietary designs.

Freedom to Operate

The Company is not currently aware of any active intellectual property claims that would materially restrict its ability to manufacture or sell its products. However, due to the limited number of issued patents held by the Company, it may have limited ability to prevent third parties from developing competing products or technologies.

Future Intellectual Property Strategy

The Company intends to continue developing and protecting its intellectual property through a combination of:

•	Additional trademark registrations in new markets
•	Potential patent filings for new technologies and product features
•	Protection of internally developed designs and processes
•	Strategic partnerships and technology development initiatives

The Company is currently evaluating intellectual property considerations related to its collaboration with Agile Vehicle Technologies Limited (AVT) for electric vehicle development. Any intellectual property developed through such collaborations is expected to be governed by separate agreements addressing ownership, licensing, and commercialization rights.

DESCRIPTION OF PROPERTY

The company leases its principal operating facility at 1936 59th Terrace East, Bradenton, Florida 34203, consisting of approximately 8,000 square feet, used as corporate headquarters, assembly plant, and parts distribution center.

The facility is leased from Cahill Cahill LLC, under a lease that began September 1, 2023 and ends August 31, 2026, with a 3–5 year renewal option exercisable on 180 days’ prior written notice.

Base rent is $8,000/month in year 1, $8,400/month in year 2, and $8,820/month in year 3, plus applicable sales tax, and the lease is structured as a triple-net (NNN) lease (RECX pays taxes, insurance, maintenance, utilities, etc.).

At signing, RECX paid first month’s rent, last month’s rent, and a $10,000 security deposit; RECX is not in default, and the landlord is not an affiliate of the company or management (so this is not a related-party lease).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with our financial statements and the related notes included elsewhere in this Offering Circular. It contains forward-looking statements that involve risks and uncertainties, and actual results may differ materially from those anticipated in these statements. Investors should carefully review the “Risk Factors” section and all other information in this Offering Circular when evaluating an investment in our securities.

Overview

Recreatives Industries, Inc. (“RECX,” “we,” “us,” or “the Company”) is in the process of scaling production of MAX amphibious six-wheel-drive all-terrain vehicles and related parts and accessories following a multi-year restart of operations under current management. Our recent operating results reflect the transition from limited production and legacy clean-up activities toward more regularized manufacturing, sales, and marketing operations.

We have incurred net losses and have a deficit in stockholders’ equity as we invest in production capacity, inventory, personnel, and marketing necessary to relaunch the MAX product line and rebuild a dealer and customer base. We expect to continue to incur operating losses until we reach sufficient scale in unit sales and gross margin to cover fixed costs.

Results of Operations

Our operating results for the most recent periods presented reflect modest but growing revenues, coupled with significant expenses associated with restarting manufacturing operations, re-establishing the supply chain, and preparing for higher production volumes. Revenues have been generated primarily from sales of MAX vehicles, accessories, and parts, with vehicle sales comprising the substantial majority of revenues.

Operating expenses include payroll and related costs for management and core production personnel, facility rent and utilities, marketing and promotional activities, professional and consulting fees associated with public company and capital-markets work, and other general and administrative costs. Because fixed operating costs are being absorbed over a relatively small and ramping revenue base, operating margins have been negative during the periods presented.

Management expects that, as unit volumes increase and production processes become more efficient, gross margin should improve over time. However, there can be no assurance that we will achieve projected volumes, margins, or profitability within any particular timeframe.

Liquidity and Capital Resources

We have historically funded operations through equity financings, limited cash flow from operations, and short-term debt, including convertible notes and loans from financing partners. As of March 19, 2026, we had total assets of approximately $787,112 and total liabilities of approximately $1,747,574, resulting in a net tangible book value deficit of about $960,462. This deficit primarily reflects accumulated operating losses and liabilities incurred to restart and scale production.

Our working capital position is constrained, and we have a history of negative cash flows from operations. Management expects that the net proceeds of this Offering, if raised as contemplated, will be used to improve our working capital position, reduce outstanding liabilities, and support increased production and sales activities. If the Offering is fully subscribed, we believe that the resulting liquidity will allow us to fund our current operating plan for at least the next 12 months; however, if actual proceeds or operating results are materially below expectations, we may need to seek additional capital sooner than anticipated.

Capital Requirements

Our near-term capital requirements include funding baseline operating expenses, reducing accounts payable and other obligations, procuring production inventory, investing in fabrication equipment and tooling, and expanding marketing and sales efforts. The “Use of Proceeds” section provides a detailed allocation of the net proceeds from this Offering, including operating capital runway, payables and debt retirement, inventory, equipment, marketing, professional fees, headcount expansion, and general working capital.

In addition to the proceeds from this Offering, management’s longer-term plan contemplates potential future financings to support research and development initiatives, including development of eight-wheel and electric drivetrain platforms, and to fund property acquisition and expanded factory facilities. The timing, size, and terms of any such additional capital raises will depend on market conditions, our operating performance, and other factors, and there can be no assurance that any additional financing will be available on acceptable terms or at all.

Plan of Operations

Over the next 12 months, our plan of operations includes: (i) scaling production of the MAX 2 model, (ii) relaunching updated MAX 4 and Buffalo Truck platforms, (iii) expanding our dealer network and factory-direct sales channels, and (iv) investing in in-house fabrication capabilities to reduce reliance on external suppliers for key components. We intend to use a portion of the Offering proceeds to acquire fabrication equipment such as fiber laser cutting systems, press brakes, and related tooling, which we expect will improve production efficiency, reduce lead times, and lower per-unit production costs over time.

We also plan to increase targeted marketing and demand-generation activities, including digital advertising, social media, trade shows, and dealer support, to drive awareness and lead flow for MAX vehicles. Execution of this plan depends on our ability to secure sufficient working capital, maintain and expand our supplier relationships, recruit and retain qualified personnel, and manage production and quality effectively as volumes increase.

Going Concern

Our financial statements have been prepared on a going-concern basis, which assumes that we will continue to operate and satisfy our obligations in the ordinary course of business. However, our history of net losses, negative stockholders’ equity, and limited working capital raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern depends on a number of factors, including our ability to successfully complete this Offering, increase revenues from sales of MAX vehicles and related products, manage production and operating costs, and, if necessary, secure additional capital through debt or equity financings. If we are unable to obtain sufficient capital or generate adequate cash flows from operations, we may be required to delay, scale back, or discontinue some or all of our planned activities, or seek other alternatives, any of which could materially and adversely affect our business and the value of our securities.

Off-Balance Sheet Arrangements

As of the latest balance sheet date included in this Offering Circular, we did not have any off-balance sheet arrangements, as that term is defined under applicable SEC rules, that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of March 31, 2026:

Name	Age	Position	Term of Office
Andrew Lapp	36	Chief Executive Officer, President, Chairman	Until Replaced as CEO, 2 Yrs Director
Craig A. Huffman	59	Director/Chief Legal Officer	Two Years
Mathew Baar	28	Director/VP Operations	Two Years

Andrew Lapp- 36, Chief Executive Officer, President and Director.

Mr. Lapp has served as Chief Executive Officer and President of Recreatives Industries, Inc. since March 2021 and as a director since that time.

In 2017, Mr. Lapp established an e-commerce and Amazon-based business focused on the home improvement industry, achieving annual revenues of up to $5 million by 2020. He specialized in international sourcing and logistics, developing supplier relationships and distribution infrastructure that supported scalable growth.

A lifelong enthusiast of the MAX brand, Mr. Lapp possesses in-depth knowledge of the vehicles, the Company’s history, and the broader amphibious ATV market. In 2021, he joined Recreatives Industries, Inc. (formerly Planet Resource Recovery, Inc.), where he led the acquisition of the MAX brand, including its tooling and intellectual property. Over the following years, Mr. Lapp oversaw a comprehensive operational rebuild, including reviewing legacy engineering and intellectual property, replacing a substantial portion of the supply chain, establishing a new manufacturing facility in Florida, and relaunching production of the MAX 2 in June 2024.

Mr. Lapp brings over 17 years of experience in financial markets as an active trader and investor. He has led the Company through key corporate milestones, including its first PCAOB audit, and various FINRA corporate actions such as a reverse stock split, name change, and ticker symbol change. These efforts support the Company’s transition toward becoming a fully SEC reporting company and its longer-term objective of uplisting to a national securities exchange. Mr. Lapp also intends to pursue strategic acquisitions to further expand the Company’s product offerings and market presence.

In October 2025, Mr. Lapp voluntarily filed for personal bankruptcy protection under Chapter 11, Subchapter V of the United States Bankruptcy Code in the United States Bankruptcy Court for the Middle District of Florida. A plan of reorganization has been confirmed by the court and provides for structured monthly payments over a three-year term. This matter is personal in nature and does not involve the Company or its operations.

Mr. Lapp is also a concert pianist and is endorsed by Steinway & Sons as a Steinway Artist.

Craig A. Huffman, 59, Director and Chief Legal Officer

Craig A. Huffman is a multidisciplinary attorney, executive, and former military officer whose career spans law, business, the military, and law enforcement. He is currently Chief Legal Officer and counsel to multiple public companies, advising boards, investors, and professional firms on corporate structuring, SEC compliance, mergers, and complex corporate and securities litigation, with particular expertise in penny stocks, liability management, and debt structuring in matters reaching the mid–eight figures. Mr. Huffman has represented more than one hundred public issuers and has completed or supervised dozens of reverse mergers, acquisitions, and securities offerings.

Mr. Huffman’s education began at Cypress Lake High School and continued at the University of Tampa on a four-year Army ROTC scholarship, where he earned a B.A. in Political Science, History, and Military Science. He attended Thomas M. Cooley Law School, ranking third out of 320 students after his first year, then transferred to Stetson University College of Law, graduating cum laude in 1997 and second in his class before admission to the Florida Bar. Mr. Huffman pursued a master’s in military history at American Military University and is admitted to practice in Florida state courts and in the Middle and Southern Districts of Florida, and has held numerous pro hac vice admissions nationwide.

From 1989 to 2009, Mr. Huffman served as a commissioned officer in the U.S. Army Reserve, ultimately separating at the rank of Major with an honorable discharge. His first decade of service was as a Field Artillery officer, where he completed the Field Artillery Officer Basic and Advanced Courses, qualified as a special-weapons targeting officer, and served as Fire Direction Officer, Executive Officer, and temporary Battery Commander. He later transitioned to the Judge Advocate General’s Corps, graduating from the JAG Officer Basic and Advanced Courses and completing numerous advanced military and government legal programs, and over his career received roughly fifteen separate awards and commendations, including the Honorable Order of Saint Barbara for outstanding performance as an artillery officer.

Parallel to his legal and military work, Mr. Huffman has been actively engaged in law enforcement, business operations, and writing. He is a graduate of the Tampa Police Academy, where he received the Street Tactics Award, and served as an enforcement deputy with the Hillsborough County Sheriff’s Office, gaining advanced certifications in sex-crimes investigation, child-abuse investigation, crisis and hostage negotiation, and interview and interrogation techniques. In the corporate arena he has served as founder or CEO of three SEC-reporting public companies and has worked across sectors including alternative energy, medical, defense technologies, entertainment, cryptocurrency, and treasure recovery, often as a due-diligence expert for domestic and international funding sources. Mr. Huffman was born in 1966 in Petoskey, Michigan, has two adult children, has coached youth hockey for more than forty seasons, and continues to publish fiction and non-fiction as an historian and writer.

Matthew Baar, 28, Vice President, Chief Operating Officer and Director

Mr. Matthew Baar became part of Mr. Lapp’s ecommerce enterprise in 2019, assuming the role of director of operations. By analyzing trends in online retail, Mr. Baar helped direct resources into targeted products and specific industries and led efforts focused on operational strategy, marketing execution, and expansion of the business-to-business presence of that enterprise.

In January 2024, Mr. Baar transitioned to a full-time role with Recreatives Industries, Inc. and assumed the position of Vice President and Chief Operating Officer. In that role, he has overseen operational functions and the Company’s newly established production line and has worked with Mr. Lapp to streamline production, assemble operational personnel, and support the Company’s strategic growth initiatives.

Mr. Baar has also worked to improve the Company’s inventory management systems and supply chain responsiveness as the Company positions itself for expansion. In addition, he has helped expand the Company’s market presence through trade show participation and customer-facing presentations of the Company’s vehicles, contributing to new customer development and commercial relationships across multiple sectors.

Mr. Baar earned a business degree from the University of South Florida. The Company believes his operational management experience, inventory and production oversight, and business development support qualify him to serve as a director.

EXECUTIVE COMPENSATION

 The following table and narrative disclosure summarize the compensation of the Company’s principal executive officer for the fiscal years ended December 31, 2025 and 2024.

The Company currently has three named officers:

•	Andrew Lapp, Chief Executive Officer, President, and Director
•	Matthew Baar, VP Operations and Director
•	Craig A. Huffman, Chief Legal Officer and Director

Director Compensation:

Non-employee directors are entitled to receive an annual cash retainer of $15,000 for director and $20,000 for the Chairman for board service, payable in quarterly installments in arrears, plus reimbursement of reasonable out-of-pocket expenses. The Company currently expects that all or a specified portion of such retainers will be deferred and accrued rather than paid in cash, and that, pursuant to a director compensation arrangement approved by the Board, accrued fees may be satisfied in shares of common stock issued at a fixed price per share equal to the public offering price in this offering (or such other price as the Board may determine in accordance with applicable law). Any such equity issuances will be made under a compensatory plan or individual award agreements approved by the Board, and will be fully disclosed in the Company’s future reports.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Andrew Lapp, CEO	2025	$125,000	$0	$0	$0	$0	$125,000
Andrew Lapp, CEO	2024	$125,000	$0	$239,583	$0	$0	$364,583

Salary and Cash Compensation

The Company has established an annual base salary of $125,000 for its Chief Executive Officer.

No base salary has been established as of the date of this Offering Circular for Matthew Baar or Craig A. Huffman, and no cash compensation arrangements have yet been finalized for either such officer or for their board service.

Due to the Company’s early-stage operations and limited working capital, a portion of historical compensation has been accrued and, in certain cases, satisfied through equity compensation rather than cash payment. Management has elected to defer portions of cash compensation at times in order to prioritize working capital and support operational growth.

Equity Compensation

In December 2024, the Company issued 71,875,015 shares of restricted common stock to Andrew Lapp, valued at approximately $239,583.

This equity issuance was intended to compensate for previously accrued but unpaid salary for the period from February 2023 through December 2024.

The Company does not currently maintain a formal equity incentive plan but may adopt such a plan in the future to attract and retain key personnel.

Outstanding Equity Awards

As of the date of this Offering Circular, Andrew Lapp beneficially owns shares of the Company’s common stock, including the restricted shares issued in December 2024.

The Company has not granted stock options or warrants to executive officers and does not have any outstanding equity awards with vesting schedules or exercise prices.

Other Compensation

The Company has not provided material bonuses, deferred compensation, retirement benefits, or significant perquisites to its executive officers.

Employment Agreements

The Company has entered into a written employment agreement with Andrew Lapp, effective January 1, 2023, in connection with his role as Chief Executive Officer which agreement continues to the present.

As of the time of this filing no employment agreement with Craig A. Huffman had been entered into.

Under the terms of the Andrew Lapp agreement:

•	Mr. Lapp serves as Chief Executive Officer and reports to the Board of Directors
•	The agreement provides for an annual base salary of $125,000
•	Mr. Lapp is eligible to receive discretionary bonuses as determined by the Board of Directors
•	Mr. Lapp is eligible to participate in standard employee benefit plans and programs, subject to availability and applicable terms
•	Employment is at-will, meaning either the Company or Mr. Lapp may terminate the employment relationship at any time, with or without cause

The agreement has been renewed on an annual basis and remains in effect as of the date of this Offering Circular.

The Company does not currently maintain any severance arrangements, change-in-control provisions, or guaranteed bonus structures for its executive officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

 The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2026, by:

•	Each person or entity known by us to beneficially own more than 5% of our common stock;
•	Each of our named executive officers and directors; and
•	All of our executive officers and directors as a group.

Title of Class: Common Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Class	Shares Beneficially Owned After Offering	Percent of Class
Andrew Lapp (1)	72,916,682	29.2%	72,916,682	19.5%
ALGM Holdings LLC (2)	19,896,573	8.0%	19,896,573	5.3%
Thomas Fry	25,707,651	10.3%	25,707,651	6.9%
Steven Dowdell	13,934,500	5.6%	13,934,500	3.7%
Terence Stuart Sowray	158,826	<0.1%	158,826	<0.1%
All officers and directors as a group (1 person)	72,916,682	29.2%	72,916,682	19.5%

Footnotes:

(1) Andrew Lapp beneficially owns 72,916,682 shares of common stock and 100,000 shares of Series A Preferred Stock.

Each share of Series A Preferred Stock carries voting rights equal to three times the sum of (i) all common shares outstanding and (ii) all preferred shares outstanding, divided by the number of Series A Preferred shares outstanding. As a result, Mr. Lapp has effective voting control of the Company.

The Series A Preferred Stock is convertible into 300,000,000 shares of common stock, subject to its terms.

(2) ALGM Holdings LLC is owned and controlled by Gerald Mounger, a former director of the Company (through December 2024).

ALGM may also hold convertible notes which, if converted, could result in the issuance of additional shares of common stock. Such securities are not included in the table above as they are not currently exercisable within 60 days.

Additional Information

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

Percentage ownership is based on:

•	249,689,097 shares of common stock outstanding as of March 31, 2026, and
•	374,689,097 shares of common stock outstanding after giving effect to the sale of 125,000,000 shares in this offering

PRINCIPAL STOCKHOLDERS

Title of Class: Common

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Class	Shares Beneficially Owned After Offering	Percent of Class
Andrew Lapp (1)	72,916,682	29.2%	72,916,682	19.5%
ALGM Holdings LLC (2)	19,896,573	8.0%	19,896,573	5.3%
Thomas Fry	25,707,651	10.3%	25,707,651	6.9%
Steven Dowdell	13,934,500	5.6%	13,934,500	3.7%
Terence Stuart Sowray	158,826	<0.1%	158,826	<0.1%
All officers and directors as a group (1 person)	72,916,682	29.2%	72,916,682	19.5%

Andrew Lapp: 72,916,682 common shares (approximately 29.2% of the common stock outstanding as of March 31, 2026).

DESCRIPTION OF SECURITIES

Common Stock

Authorized: 700,000,000 shares of common stock, par value $0.0001 per share.

Outstanding: As of December 31, 2025, 198,189,097 shares were issued and outstanding.

Voting Rights: Each share of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. However, voting power is effectively controlled by the holder(s) of Series A Preferred Stock due to super-voting rights.

Dividend Rights: Holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors, subject to the rights and preferences of the Series A Preferred Stock. The Company has never declared or paid cash dividends and does not anticipate paying dividends in the foreseeable future.

Liquidation Rights: Upon liquidation, dissolution, or winding-up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of the Series A Preferred Stock.

Other Rights: Holders of common stock have no preemptive, subscription, redemption, or conversion rights.

Preferred Stock

Series A Preferred Stock:

Authorized: 10,000,000 shares, par value $0.001 per share.

Outstanding: As of December 31, 2025, 100,000 shares were issued and outstanding, all held by Andrew Lapp.

Voting Rights: Each share of Series A Preferred Stock has voting rights equal to three times the sum of (i) all shares of common stock issued and outstanding at the time of voting, plus (ii) the cumulative voting rights of all preferred stock series issued and outstanding at the time of voting, divided by the number of shares of Series A Preferred Stock issued and outstanding at the time of voting.

Conversion Rights: Each share of Series A Preferred Stock is convertible at any time at the holder's option into 3,000 shares of common stock (subject to adjustment for stock splits, combinations, and similar events).

Dividend Rights: Holders of Series A Preferred Stock are entitled to receive dividends if and when declared by the Board of Directors.

Liquidation Preference: The Series A Preferred Stock does not have a liquidation preference over the Company’s common stock. In the event of any liquidation, dissolution, or winding up of the Company, holders of Series A Preferred Stock are not entitled to any preferential distribution and would participate, if at all, on the same basis as holders of common stock.

Other Rights:

The Series A Preferred Stock is convertible into common stock at a fixed conversion rate of 3,000 shares of common stock for each share of Series A Preferred Stock, subject to adjustment for stock splits and similar events.

The Series A Preferred Stock does not have redemption rights or anti-dilution protections and does not provide for any preferential dividends.

Holders of Series A Preferred Stock possess significant voting rights, including the right to vote together with holders of common stock on an as-converted basis, as well as class voting rights on certain matters. In addition, the consent of holders of at least two-thirds of the outstanding Series A Preferred Stock is required for certain corporate actions, including amendments affecting the rights of the Series A Preferred Stock, the creation of senior or pari passu classes of stock, changes to the authorized number of Series A shares, repurchases of capital stock, and certain asset dispositions. These rights function primarily as protective provisions and voting control mechanisms rather than economic preferences.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. Our current policy is to retain all available earnings and any future profits to fund operations, support production and inventory, invest in research and development, expand our dealer network, and pursue other growth initiatives, and we therefore do not anticipate paying cash dividends on our common stock for the foreseeable future.

Any future decision to declare and pay dividends will be at the discretion of our board of directors, and will depend on, among other factors, our results of operations, financial condition, cash requirements and availability, capital expenditure plans, contractual and legal restrictions (including under Nevada corporate law and any debt instruments), and other factors that our board of directors may deem relevant at that time. There can be no assurance that we will ever declare or pay any cash dividends on our common stock.

SECURITIES OFFERED

We are offering shares of our common stock, par value $0.0001 per share, at an offering price of $0.01 to $0.05 per share, for maximum aggregate gross proceeds of up to $2,500,000 before deducting estimated offering expenses. Assuming the lowest offering price of $0.01 per share, the maximum number of shares offered is 250,000,000. The actual number of shares sold will depend on the final offering price and may be as few as 50,000,000 shares if sold at $0.05 per share.

All of the shares of Common Stock being offered in this offering are being sold by Recreatives Industries, Inc. as the issuer. We will not receive any proceeds from the sale of shares by selling securityholders, if any are later included by amendment; any such sales would be described in a separate “Selling Securityholders” section of this offering circular.

The shares will be offered on a best efforts basis by us and, if engaged, by one or more registered broker-dealers or placement agents. There is currently a public trading market for our Common Stock on the OTC Markets (Pink/OTC) under the symbol “RECX.” However, the offering price was determined by us and does not necessarily reflect the current market price of our Common Stock

SHARES ELIGIBLE FOR FUTURE SALE

 As of March 31, 2026, there were 249,689,097 shares of our common stock outstanding and 100,000 shares of our Series A Preferred Stock outstanding. Upon the sale of shares in this offering for the maximum aggregate offering amount of $2,500,000, there will be between 299,689,097 and 499,689,097 shares of common stock outstanding, depending on whether the shares are sold at $0.05 per share or $0.01 per share, respectively, assuming no exercise, conversion, or issuance of any other securities after March 31, 2026.

The shares of Common Stock sold in this offering will be freely tradable by investors who are not affiliates of the Company, except to the extent such shares are purchased by affiliates. The remainder of our outstanding shares of Common Stock held by existing stockholders may be resold from time to time subject to applicable securities laws, including Rule 144 under the Securities Act, contractual restrictions if any, and the availability of current public information about the Company.

In addition, shares of Common Stock may become eligible for future sale as a result of the conversion of outstanding convertible securities, including our Series A Preferred Stock, or the conversion of outstanding convertible debt, if and when such securities are converted in accordance with their terms. Any sale, or the perception that substantial sales may occur, of shares of our Common Stock in the public market, including shares issued in this offering or shares issued upon conversion of other outstanding securities, could adversely affect the prevailing market price of our Common Stock and could impair our ability to raise capital through future equity offerings.

EXPERTS

The financial statements included in this Offering Circular have been prepared by management and have not been audited or reviewed by an independent registered public accounting firm.

WHERE YOU CAN FIND MORE INFORMATION

Copies of this Offering Circular and exhibits to the Offering Statement filed with the Securities and Exchange Commission may be obtained at no cost by written request to:

Recreatives Industries, Inc.
Attention: Investor Relations
1936 59th Terrace East
Bradenton, Florida 34203
Email: ir@recreatives.com
Telephone: 1-800-255-2511

The Offering Statement on Form 1-A of which this Offering Circular forms a part, including exhibits, is also available for inspection on the SEC's website at www.sec.gov.

RECREATIVES INDUSTRIES, INC.

Consolidated Financial Statements

For the Year Ended December 31, 2025

RECREATIVES INDUSTRIES, INC.

Consolidated Balance Sheet

ASSETS	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Current Assets
Total for Bank Accounts	$5,125	$8,946	$2,320
Total for Accounts Receivable	$15,838	$1,065	$19,687
Inventory	$390,034	$511,213	$442,602
Prepaid Expenses	$109,393	$18,213	$9,393
Total for Current Assets	$520,390	$539,437	$474,002
Fixed Assets
Property, Plant & Equipment, Gross	$608,044	$562,218	$643,349
Website	$8,716	$8,661	$8,612
Less: Accumulated Depreciation & Amortization	($230,401)	($230,401)	($136,503)
Total for Fixed Assets	$386,359	$340,478	$515,457
Other Assets
Deposits	$10,000	$10,000	$10,000
Total for Other Assets	$10,000	$10,000	$10,000
Total for Assets	$916,749	$889,915	$999,459

LIABILITIES	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Current Liabilities
Total for Accounts Payable	$485,233	$348,935	$113,553
Total for Credit Cards	$12,000	$12,845	$12,075
Other Current Liabilities
Accrued Compensation	$222,017	$218,284	$105,275
Accrued Interest	$128,417	$104,722	$104,281
Customer Deposits / Deferred Revenue	$65,105	$20,749	$0
State Tax Payable	$31	$3,537	$0
Total for Loans Payable	$484,073	$442,031	$219,430
Total for Short-Term Notes Payable	$366,165	$366,165	$367,947
Operating Lease Liability - ST	$68,062	$68,062	$90,718
Property Tax Payable	$4,229	$15,426	$0
Total for Other Current Liabilities	$1,338,099	$1,238,976	$903,144
Total for Current Liabilities	$1,835,332	$1,600,756	$1,028,771

Long-term Liabilities
Operating Lease Liab - LT	$0	$0	$67,985
Total for Long-term Liabilities	$0	$0	$67,985

Total for Liabilities	$1,835,332	$1,600,756	$1,096,756

Shareholders' Equity
Common, Authorized: 700,000,000; Par Value: $0.0001; Issued & Outstanding: 249,689,097 (par value $0.0001) at 3/31/2026; 198,189,097 (par value $0.001) at 12/31/2025; and 94,089,097 (par value $0.001) at 12/31/2024	$167,789	$162,639	$94,089
Preferred, Authorized: 10,000,000; Par Value: $0.001; Issued & Outstanding:100,000 at 03/31/2026, 12/31/2025, and 12/31/2024	$100	$100	$100
APIC	$1,624,508	$1,525,258	$1,580,458
Retained Earnings	($2,398,837)	($1,771,944)	($1,339,875)
Net Income	($312,141)	($626,893)	($432,069)

Total for Equity	($918,581)	($710,840)	($97,297)
Total for Liabilities and Equity	$916,751	$889,915	$999,459

See accompanying notes to these unaudited consolidated financial statements.

RECREATIVES INDUSTRIES, INC.

Consolidated Statement of Income

Revenue	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
Total for Income	$155,381	$618,051	$438,907

Total for Cost of Goods Sold	$108,007	$388,471	$227,616
Gross Income	$47,374	$229,580	$211,291

Operating Expenses
Research & Development	$1,356	$11,867	$579
Consulting expense	$0	$550	$118,750
Payroll Expenses	$84,278	$298,850	$76,867
Operating Lease / Rent expense	$50,187	$103,625	$106,137
Advertising, Marketing & Promotions	$8,377	$78,479	$20,315
Depreciation Expense	$0	$93,897	$93,402
Inventory Adjustment	$121,885	$0	$0
Legal, Accounting & Other Professional Services	$9,355	$43,890	$30,548
Other Operating Expenses	$44,034	$85,834	$79,132
Total Operating Expenses	$319,472	$716,992	$525,730
Net Operating Income (loss)	($272,098)	($487,412)	($314,439)

Other Income
Other Expenses
Change in derivative liability	$4,400	$10,350	$0
Interest Expense (incl. Debt Discount and OID)	$29,926	$112,751	$102,204
Property Tax	$5,717	$16,381	$15,426
Total for Other Expenses	$40,043	$139,482	$117,630

Net Income	($312,141)	($626,893)	($432,069)

See accompanying notes to these unaudited consolidated financial statements.

RECREATIVES INDUSTRIES, INC.

Consolidated Statement of Cash Flows

	Mar. 31, 2026	Dec. 31, 2025	Dec. 31, 2024
OPERATING ACTIVITIES
Net Income (Loss)	(312,141)	(626,893)	(432,069)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Payable	136,298	235,382	115,458
Accounts Receivable	(14,773)	18,622	(19,687)
Accrued Compensation	3,733	113,008	(74,644)
Accrued Interest	23,695	441	31,635
Customer Deposits / Deferred Revenue	44,356	20,749	0
Inventories	121,179	(68,610)	(334,014)
Prepaid Expenses	(91,180)	(8,820)	64,167
Changes in Other Current Assets and Liabilities	26,493	202,403	165,166
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	249,801	513,176	(51,920)
Net cash provided by operating activities	(62,340)	(113,717)	(483,988)
INVESTING ACTIVITIES
Accumulated Depreciation	0	93,897	93,402
Machinery and Equipment	(69,553)	(7,911)	(35,934)
Right-of-use Asset - Operating	23,727	89,042	80,708
Website	(56)	(49)	2,706
Net cash provided by investing activities	(45,881)	174,979	140,882
Net cash provided by financing activities	104,400	(54,636)	298,941
NET CASH INCREASE FOR PERIOD	(3,821)	6,626	(44,165)
Cash at beginning of period	8,946	2,320	46,484
CASH AT END OF PERIOD	5,125	8,946	2,320

See accompanying notes to these unaudited consolidated financial statements.

RECREATIVES INDUSTRIES, INC.

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2025

Note 1 – Organization and Operations

Recreatives Industries, Inc. (“RECX” or the “Company”) is a Nevada corporation engaged in the manufacturing and sale of amphibious six-wheel-drive (6x6) all-terrain vehicles, related parts, accessories, and drivetrain components marketed under the MAX ATV brand. The Company operates from its leased manufacturing facility located in Florida and continues the MAX brand legacy originally established in 1969.

The Company is focused on the relaunch and expansion of the MAX ATV product line, including the continued development of additional vehicle platforms, manufacturing capabilities, and related products for commercial, recreational, and specialty-use markets.

On March 5, 2021, Andrew Lapp acquired control of Planet Resource Recovery, Inc., which subsequently became Recreatives Industries, Inc. On April 3, 2023, the Company amended and restated its Articles of Incorporation to change its name from Planet Resource Recovery, Inc. to Recreatives Industries, Inc. and effect a reverse stock split.

On November 26, 2021, the Company entered into an Asset Purchase Agreement with Agile Vehicle Technologies Limited for the acquisition of the MAX ATV product line assets, including tooling, intellectual property, CAD files, branding assets, drivetrain documentation, historical records, and related assets associated with the MAX ATV business. The total purchase price was $250,000, consisting of cash consideration and equity consideration. The acquired assets form a significant portion of the Company’s operational and manufacturing foundation.

Note 2 – Basis of Presentation and Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company currently has no subsidiaries requiring consolidation.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventory
Inventory consists primarily of vehicle components, drivetrain components, raw materials, work-in-process inventory, and finished goods. Inventory is stated at the lower of cost or net realizable value using the average cost method.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of approximately five years.

Revenue Recognition
The Company recognizes revenue from the sale of vehicles, parts, accessories, and related products when control of the goods transfers to the customer, generally upon shipment, and collectability is reasonably assured.

Customer Deposits
Customer deposits primarily consist of non-refundable deposits received for future vehicle production orders. Revenue is recognized upon shipment of the related products.

Income Taxes
The Company accounts for income taxes pursuant to ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and tax bases of assets and liabilities. A valuation allowance is recorded when it is more likely than not that deferred tax assets will not be realized.

Earnings Per Share
Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share includes potentially dilutive securities when their effect is dilutive.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts payable, accrued expenses, notes payable, and other current liabilities approximate fair value due to the short-term nature of these instruments.

Subsequent Events
Management has evaluated subsequent events through the date the financial statements were available to be issued.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has experienced recurring operating losses and has historically relied on debt financing and advances to support operations and growth initiatives.

Management believes recent investments in manufacturing equipment, production capabilities, operational infrastructure, and planned financing initiatives position the Company for future growth. The Company is also pursuing additional capital raising initiatives, including a Regulation A offering, intended to support working capital needs, expansion of production capacity, inventory growth, and operational scaling.

Management continues to focus on increasing revenues, expanding dealer relationships, improving operational efficiencies, and strengthening the Company’s financial position. While uncertainties remain, management believes these initiatives provide a reasonable basis for the Company to continue operations and execute its growth strategy.

Note 4 – Inventory

Inventory totaled approximately $589,370 as of March 31, 2026. During the reporting period, the Company recorded a one-time inventory reconciliation adjustment related to inventory accounting reconciliation and internal inventory balancing procedures.

Note 5 – Property and Equipment

Property and equipment consisted primarily of manufacturing equipment, machinery, tooling, production assets, website assets, and acquired MAX ATV product line assets. The Company depreciates substantially all fixed assets over an estimated useful life of approximately five years.

A substantial portion of the Company’s production tooling, intellectual property support assets, and manufacturing foundation originated from the MAX ATV asset acquisition completed in 2021.

Note 6 – Notes Payable and Convertible Debt

The Company has various promissory notes and convertible notes outstanding used to support operations, inventory purchases, equipment acquisition, payroll, and working capital requirements.

Certain convertible notes contain fixed conversion prices, including notes convertible at $0.0001 per common share. These notes do not contain variable conversion features, default penalties, warrants, or embedded derivative accounting features.

The Company also has a convertible note payable to Stoller with an 18% interest rate and repayment cap provisions. The note contains provisions allowing conversion adjustments in the event the Company completes qualifying financing transactions exceeding specified thresholds.

As of March 31, 2026, accrued interest associated with notes payable totaled approximately $128,417.

Note 7 – Related Party and Financing Transactions

ALGM Holdings LLC (“ALGM”) is a significant third-party financier of the Company and holds both convertible and non-convertible debt obligations of the Company. ALGM is independently owned and is not considered an affiliate of the Company.

ALGM has historically provided working capital support to the Company through short-term advances and financing arrangements used for payroll, vendor payments, inventory purchases, and general operational support. Certain advances do not contain fixed repayment schedules and, in some instances, do not accrue interest.

The Company intends to utilize a portion of anticipated future financing proceeds to reduce or repay portions of outstanding short-term obligations owed to ALGM.

Note 8 – Stockholders’ Equity

The Company is authorized to issue 700,000,000 shares of common stock with a par value of $0.0001 per share.

The Company has designated 100,000 shares as Series A Preferred Stock. Each share of Series A Preferred Stock is entitled to 3,000 votes per share and is convertible into 3,000 shares of common stock. The Series A Preferred Stock does not currently provide for liquidation preferences or mandatory redemption rights.

During prior periods, the Company issued common stock for consulting, investor relations, and compensation-related purposes, including the settlement of previously accrued executive compensation obligations approved by the Company’s Board of Directors.

Note 9 – Lease Commitments

The Company leases its manufacturing and operational facility pursuant to a commercial lease agreement that commenced on September 1, 2023 and expires on September 1, 2026.

Current lease payments are approximately $8,820 per month on a triple-net basis, subject to annual increases. Management is currently negotiating a renewal extension with the landlord. The landlord is an unrelated third party.

The Company accounts for its lease obligations pursuant to ASC 842.

Note 10 – Commitments and Contingencies

The Company may be involved in various legal proceedings and claims arising in the ordinary course of business.

The Company is currently involved in litigation matters, including litigation in which the Company disputes the validity of service and intends to continue pursuing legal remedies seeking relief and/or vacature related to the underlying claims. Management believes the Company has valid legal defenses and intends to continue vigorously defending its interests.

The ultimate outcome of litigation matters cannot presently be determined with certainty.

Note 11 – Income Taxes

The Company has incurred net operating losses (“NOLs”) from prior operating periods which may be available to offset future taxable income, subject to applicable limitations under federal and state tax laws.

The Company filed extensions related to its 2025 tax filings. Management believes a full valuation allowance against deferred tax assets is appropriate as of March 31, 2026 due to historical operating losses and uncertainty regarding future taxable income realization.

PART III - EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description

2.1	Charter — Amended and Restated Articles of Incorporation (as filed)
2.2	Certificate of Amendment to Designation
2.3	Certificate of Designation — Series A Preferred Stock
2.4	Bylaws
2.5	Shareholder Consent — Amendment and Restatement of Articles / Designations
4.1	Form of Subscription Agreement
6.1	MAX Asset Purchase Agreement (V4 Final, signed)
6.2	Employment Agreement, Andrew Lapp (CEO)
6.3	Settlement Agreement with ALGM Holdings
6.4(a)	18% Promissory Note dated November 23, 2021, by and between Planet Resource Recovery Inc. and Gulf Coast Mercantile LLC
6.4(b)	Loan Assignment Agreement dated November 11, 2023, by and between Gulf Coast Mercantile LLC and ALGM Holdings LLC regarding the $230,000 Promissory Note dated November 23, 2021
6.4(c)	14% Promissory Note dated July 20, 2022, by and between Planet Resource Recovery Inc. and Gulf Coast Mercantile LLC
6.4(d)	Loan Assignment Agreement dated November 11, 2023, by and between Gulf Coast Mercantile LLC and ALGM Holdings LLC
6.4(e)	18% Promissory Note dated November 23, 2021, by and between Planet Resource Recovery Inc. and Gulf Coast Mercantile LLC
6.4(f)	Loan Assignment Agreement dated November 11, 2023, by and between Gulf Coast Mercantile LLC and ALGM Holdings LLC regarding the $40,000 Promissory Note dated November 23, 2021
6.4(g)	18% Promissory Note dated November 23, 2021, by and between Planet Resource Recovery Inc. and Andrew Lapp
6.4(h)	Loan Assignment Agreement dated November 11, 2023, by and between Andrew Lapp and ALGM Holdings LLC
6.5(a)	Convertible Loan Agreement dated November 11, 2023, by and between Recreatives Industries, Inc. and Ryan Stoller
6.5(b)	8% Convertible Promissory Note dated January 24, 2023, by and between Planet Resource Recovery, Inc. and Miroslav Zecevic
6.5(c)	8% Convertible Promissory Note dated January 24, 2023, by and between Planet Resource Recovery, Inc. and Emry Capital
6.5(d)	Convertible Loan Agreement dated January 8, 2024, by and between Recreatives Industries, Inc. and Amerixon Corporation
6.5(e)	Convertible Loan Agreement dated December 29, 2023, by and between Recreatives Industries, Inc. and Amerixon Corporation
11.1	Consent of Counsel (included in / part of Exhibit 12.1 opinion)
12.1	Opinion of Legal Counsel (Securus Law Group / Craig A. Huffman, Esq.)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bradenton, State of Florida, on May 22, 2026.

Recreatives Industries, Inc.

By:	/s/ Andrew Lapp
Andrew Lapp Chief Executive Officer